Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0006

September 4, 2020

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*****].”

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo Jeffrey
Kauten Kathleen
Collins Joyce Sweeney

Re:	JFrog Ltd.

Registration Statement on Form S-1

Registration Statement No. 333-248271

Request for Confidential Treatment

Ladies and Gentlemen:

On behalf of our client, JFrog Ltd. (“JFrog” or the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-248271) (the “Registration Statement”). This letter supplements the Company’s letter filed with the Commission on August 31, 2020 (the “August Letter”) relating to the Registration Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO

SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 4, 2020	BY JFROG LTD.: JFROG-0006

Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Preliminary IPO Price Range

The Company supplementally advises the Staff that on September 4, 2020 (the “Initial Range Date”), representatives from Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, and BofA Securities, Inc., the lead underwriters for the Company’s initial public offering (“IPO”), on behalf of the underwriters, formally advised the Company that, based on then-current market conditions, the Company’s financial condition and prospects and recent public offerings of other comparable companies, the underwriters recommended to the Company a preliminary price range of $[*****] to $[*****] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[*****] per share (the “Midpoint Price”). The Preliminary Price Range represents [*****] from the estimated preliminary price range of [*****] to $[*****] per share discussed with the Company’s board of directors on August 24, 2020, as previously described in the August Letter. Prior to August 24, 2020, the Company had not held formal discussions with the underwriters regarding a preliminary price range. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s ordinary shares and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, as set forth in the discussion below.

Valuation of Grants Subsequent to June 30, 2020

Valuation of July 2020 Grants

As previously communicated in the August Letter, the Company and a third-party valuation firm performed a valuation of the Company’s ordinary shares as of June 30, 2020, which determined a fair value of $20.61 per ordinary share (the “June 2020 Valuation”). The Company respectfully refers the Staff to the August Letter for a discussion of the determination of the fair market value per share of the Company’s ordinary shares as of June 30, 2020.

The Company and a third-party valuation firm subsequently performed an updated valuation report dated as of July 29, 2020, which provided for a fair value per share of the Company’s ordinary shares of $23.00. The Company granted options to purchase 1,343,355 ordinary shares on July 29, 2020 with an exercise price of $23.00 per share based on such valuation report (the “July 2020 Grants”). For financial reporting purposes in connection with the IPO process and due to the proximity of the July 2020 Grants to the determination of the Preliminary Price Range, the Company intends to retrospectively assess the fair value of the Company’s ordinary shares in connection with such grants using a straight-line methodology from the June 2020 Valuation through the midpoint of the actual indicative price range disclosed on the cover of the Company’s preliminary prospectus (including any amendments thereto). The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its ordinary shares because the Company did not identify

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 4, 2020	BY JFROG LTD.: JFROG-0006

any single event that occurred during the period between valuation dates that would have caused a material change in fair value at the grant date. Based on the Midpoint Price, the Company expects the fair value of the Company’s ordinary shares as of July 29, 2020 to be $[*****] per share.

Based on the retrospective valuation, the Company will revise the subsequent events footnote in an amendment to its Registration Statement to reflect an estimated aggregate amount of share-based compensation expense for the July 2020 Grants of approximately $[*****], which is expected to be recognized over a weighted-average requisite service period of approximately five years.

Valuation of August 30, 2020 Award

On August 30, 2020, the Company issued a restricted share unit award to an executive officer of the Company (the “RSU Award”). As described in the Registration Statement, pursuant to the RSU Award (i) an aggregate of 138,400 ordinary shares shall vest immediately prior to an IPO, and (ii) 529,195 ordinary shares shall vest upon the first annual anniversary of the IPO. For financial reporting purposes in connection with the IPO process and due to the proximity of the RSU Award to the determination of the Preliminary Price Range, the Company intends to retrospectively assess the fair value of the Company’s ordinary shares in connection with such grant using a straight-line methodology from the June 2020 Valuation through the midpoint of the actual indicative price range disclosed on the cover of the Company’s preliminary prospectus (including any amendments thereto). The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its ordinary shares because the Company did not identify any single event that occurred during the period between valuation dates that would have caused a material change in fair value at the grant date. Based on the Midpoint Price, the Company expects the fair value of the Company’s ordinary shares as of August 30, 2020 to be $[*****] per share.

Based on the retrospective valuation, the Company will revise the subsequent events footnote in an amendment to its Registration Statement to reflect an estimated aggregate amount of share-based compensation expense for the RSU Award of approximately $[*****], including (i) approximately $[*****] of share-based compensation expense related to the RSU Award that will be recognized immediately prior to the IPO, and (ii) approximately $[*****] of share-based compensation expense related to the RSU Award that will be recognized over the service period of one year.

Valuation of September 3, 2020 Grants

The Company granted options to purchase 160,000 ordinary shares on September 3, 2020 with an exercise price of $[*****] per share based on the Midpoint Price (the “September 2020 Grants”). For financial reporting purposes in connection with the IPO process and due to the proximity of the September 2020 Grants to the determination of the Preliminary Price Range, the Company intends to assess the fair value of the Company’s ordinary shares in connection with such grant using a straight-line methodology from the June 2020 Valuation through the midpoint of the actual indicative price range disclosed on the cover of the Company’s preliminary prospectus (including any amendments thereto). The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its ordinary shares because the Company did not identify any single event that occurred during the period between valuation dates that would have caused

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 4, 2020	BY JFROG LTD.: JFROG-0006

a material change in fair value at the grant date. Based on the Midpoint Price, the Company expects the fair value of the Company’s ordinary shares as of September 3, 2020 to be $[*****] per share.

Based on the retrospective valuation, the Company will revise the subsequent events footnote in an amendment to its Registration Statement to reflect an estimated aggregate amount of share-based compensation expense for the September 2020 Grants of approximately $[*****], which is expected to be recognized over a weighted-average requisite service period of approximately four years.

Determination of Preliminary IPO Price Range

As noted above, the Preliminary Price Range is $[*****] to $[*****] per share. The Preliminary Price Range was determined based, in large part, on discussions among the senior management of the Company, the Company’s board of directors, and representatives of the lead underwriters that took place on September 3, 2020, following initial discussions held on August 24, 2020 (as discussed in the August Letter). The Company respectfully refers the Staff to the August Letter for a discussion of the valuation methodologies and market conditions used to determine the Preliminary Price Range.

The Company advises the Staff that the valuation considerations for estimating the Preliminary Price Range continue to be informed by current conditions in the U.S. equity markets. As discussed in the August Letter, the U.S. equity markets are currently trading at near-record levels, despite recent volatility due to the impact of the COVID-19 pandemic, political uncertainty in advance of the November 2020 U.S. elections, corporate earnings, Federal Reserve rate pronouncements, and global trade debates. For example, the Nasdaq Composite index improved by approximately 20% from June 30, 2020 to September 2, 2020 (the most recent closing price available to the board of directors and the underwriters at the time of the September 3, 2020 meeting of the board of directors). In addition, the median share price of the Company’s comparable peer group increased by 10.6% between August 24, 2020 and September 2, 2020.

Conclusion

As detailed in the Registration Statement, the August Letter and based on the above analysis, the Company respectfully submits to the Staff that it has fully complied with the applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company advises the Staff that the Company intends to use a straight-line methodology from the June 2020 Valuation through the midpoint of the indicative price range disclosed on the cover of the Company’s preliminary prospectus to value for financial reporting purposes any additional equity awards granted after the Initial Range Date until the time that there is a public market for its ordinary shares.

* * * *

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
September 4, 2020	BY JFROG LTD.: JFROG-0006

Please contact me at (650) 565-3765 or aspinner@wsgr.com, or my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com if you have any questions regarding the foregoing. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

Enclosures

cc:	Shlomi Ben Haim, JFrog Ltd.

Jacob Shulman, JFrog Ltd.

Eyal Ben David, JFrog Ltd.

Jeffrey J. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

Joshua G. Kiernan, Latham & Watkins LLP

Yair Nagar, Kost Forer Gabbay & Kasierer-Ernst & Young Israel

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83